Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company:  Phillips Petroleum Company
                                                   Commission File No. 001-00720




On February 4 and 5, 2001, Phillips Petroleum Company disseminated the following information and used the following presentation materials at analyst and investor meetings. The slide show presentation is also available on the company's website (http://www.phillips66.com).

                                      * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed Phillips/Tosco merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Phillips' and Tosco's businesses will not be integrated successfully; costs related to the merger; failure of the Phillips or Tosco stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Phillips' and Tosco's businesses generally as set forth in Phillips' and Tosco's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Phillips and Tosco are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phillips and Tosco. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Phillips and Tosco with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Phillips and

Tosco. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Phillips, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Phillips stockholders in favor of the issuance of Phillips common stock in connection with the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Phillips stockholders in connection with the Phillips/Tosco merger, is set forth in Phillips' proxy statement for its 2000 annual meeting, filed with the SEC on April 4, 2000, and additional information will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC.

                                      * * * *

THE FOLLOWING IS A TRANSCRIPT OF AN ANALYST PRESENTATION HELD ON FEBRUARY 5,
2001:

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                           BUILDING THE NEW PHILLIPS
                                FEBRUARY 5, 2001


        Jim Mulva                                    Tom O'Malley
    Chairman and CEO                               Chairman and CEO
Phillips Petroleum Company                        Tosco Corporation

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                              STRATEGIC RATIONALE

                       Combination of Phillips and Tosco:

o  Strong competitor in all business lines

o  Balances asset portfolio

o  Enhances financial flexibility

o  Positioned for further growth E&P

                           Enhances shareholder value
                        Transforms Company Into Stronger
                          Major Integrated Oil Company

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                              TRANSACTION SUMMARY

o  Phillips to acquire Tosco in over $7 billion tax-free transaction

   -  Tosco shareholders receive 0.80 Phillips stock for each share of Tosco

o  Transaction accretive to Phillips EPS using purchase accounting

   -  Estimated synergies of $250 million

   -  Share repurchases of up to $1 billion

o  Tosco CEO Tom O'Malley to become Vice Chairman of Phillips

   Board and CEO of combined RM&T

o  Combined RM&T to be headquartered in Tempe, Arizona

o  Closing expected by the end of the 3rd quarter, 2001

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                                CAPITAL EMPLOYED

[BAR GREAPH DEPICTING PERCENTAGE E&P, RM&T, CHEMICALS AND OTHER

Phillips 2000:

  -  72% E&P
  -  16% RM&T
  -  12% Chemicals

Pro Forma 2001:

  -  45% E&P
  -  48% RM&T
  -  7% Chemicals

Pro Forma 2005:

  -  51% E&P
  -  41% RM&T
  -  8%  Chemicals

Exxon Mobil:

  -  46% E&P
  -  33% RM&T
  -  15% Chemicals
  -  6% Other

Chevron:

  -  47% E&P
  -  29% RM&T
  -  10% Chemicals
  -  14% Other

BP:

  -  59% E&P
  -  23% RM&T
  -  16% Chemicals
  -  2% Other

              Asset profile comparable to other major integrateds

]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                            STRATEGY IMPLEMENTATION:
                               BALANCED PORTFOLIO

[BAR GRAPH DEPICTING ASSETS (EXCLUDING WORKING CAPITAL):

E&P:

  -  $ 5.667 Billion
  -  $ 5.548 Billion (Alaska)------|
  -  $11.215 Billion Total         |
                                   |
RM&T:                              |  100% owned
                                   |
  -  $ 2.685 Billion               |
  -  $ 8.339 Billion (Tosco)-------|
  _  $11.024 Billion Total

GPM:

  -  $ 1.071 Billion--------| 30%
  -  $ 4.5   Billion (DEFS)-|
  -  $ 5.571 Billion Total

Chemicals:

  -  $ 2.331 Billion---------| 50%
  -  $ 2.263 Billion (CPC)---|
  -  $ 4.594 Billion Total

]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              POSITIONED TO COMPETE



[BAR GRAPH DENOTING THE FOLLOWING WORLDWIDE RESERVES DATA FOR YE2000:

                                                                 [PHILLIPS LOGO]

             Worldwide Reserves
                  YE 2000
Company      (in Billion Bbls)
-------      ------------------
XOM                   21.5
CHV            approx. 6.5
PPCO*          approx. 5
TX             approx. 4.85
COC            approx. 2.6
OXY**          approx. 2.3

* Pro Forma YE 2000            ** YE 1999 Pro Forma with Altura
]


[BAR GRAPH DENOTING THE FOLLOWING NGL PRODUCTION DATA:

                                               [DUKE ENERGY FIELD SERVICES LOGO]


               NGL Production
Company        (in MBbls/day)
-------      ------------------
DEFS                405
WMB                 300
EPG                 230
BP                  180
XOM                 120

]

[TWO BAR GRAPHS DENOTING THE FOLLOWING REFINING CAPACITY
AND U.S. GASOLINE SALES DATA:

                                                                 [PHILLIPS LOGO]

                      2000 U.S.
Company           Refining Capacity
-------           -----------------
XOM                     11.7%
Phillips/Tosco          10.3%
BP                      10.1%
CHV                      5.8%
MAP                      5.6%


                     Share of 1999
Company           U.S. Gasoline Sales
-------           -------------------
XOM                     16.00%
BP                      14.36%
Phillips/Tosco           9.58%
MAP                      8.24%
Texaco/Equilon           8.22%

]


[TABLE DENOTING THE RANK OF CHEVRON PHILLIPS CHEMICAL COMPANY PRODUCTS:

                                        [CHEVRON PHILLIPS CHEMICAL COMPANY LOGO]

                   North American
Product                 Rank               World Rank
-------------      --------------          ----------
Olefins                  4                      5
Polyolefins              3                      5
Styrene                  2                      7

]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                                CAPITAL EMPLOYED


[PIE GRAPHS DEPICTING THE FOLLOWING DATA:

                         1999            2000            2001
                        ------          ------          ------
Capital Employed        $9.5B           $13.7B          $23.4B
E&P                       40%              71%             44%
DEFS                      10%               1%              1%
RM&T                      25%              16%             48%
CPC                       25%              12%              7%        ]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                                 VALUE CREATION


                              ---------------------
                  /  \        \                   /
                /   |  \       \       E&P       /          /  \
              /     |    \      \               /         /      \
            /      CPC     \     \             /        /  |       \
          /         |        \                        /    |DEFS     \
        /           |          \                    /      |           \
           Chevron  | Chemicals   [PHILLIPS LOGO]      GPM | Duke Energy
        \           |         /                      \     |            /
          \         |       /      /            \      \   |          /
            \       |     /       /    RM&T      \       \ |        /
              \     |   /        /                \        \      /
                \   | /         /                  \         \  /
                  \  /          --------------------

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                                 VALUE CREATION


                              ---------------------
                  /  \        \                   /
                /   |  \       \       E&P       /          /  \
              /     |    \      \               /         /      \
            /      CPC     \     \             /        /  |       \
          /         |        \                        /    |DEFS     \
        /           |          \                    /      |            \
           Chevron  | Chemicals   [PHILLIPS LOGO]      GPM | Duke Energy
        \           |         /                      \     |            /
          \         |       /      /            \      \   |          /
            \       |     /       /    RM&T      \       \ |        /
              \     |   /        /                \        \      /
                \   | /         /                  \         \  /
                  \  /          --------------------

o  Organic Growth

o  M&A

o  Shareholder Value Growth

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                            FINANCIAL IMPACT SUMMARY

        o  Accretion                       o  ROE
        o  ROCE                            o  Capex
        o  Debt rating                     o  Asset Sales

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                              BALANCE SHEET IMPACT

$ Billion           12/31/1999      12/31/2000      Pro Forma
                                                    12/31/2001
---------------------------------------------------------------
Total Assets          15.2            20.6             36.3

Debt                   4.3             6.9              8.6
Common Equity          4.5             6.1             14.0

Preferred              0.7             0.7              0.7

Debt/Capital Ratio     45%             51%              37%
---------------------------------------------------------------

     Based on First Call analyst consensus earnings estimates as of 1-30-01
      Includes impact of purchase accounting, share repurchases, synergies

[PHILLIPS LOGO]
                                                                [TOSCO LOGO]

                               TOSCO CORPORATION

                                                                [REFINERY PHOTO]

o     Largest independent U.S. refiner &
      marketer

o     Revenues of $25 billion in 2000

o     26,400 employees

o     Strategy of growth through acquisition

o Refining, retail fuel marketing, retail merchandise marketing, and wholesale marketing


                             PROVEN VALUE CREATION

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                               OPERATIONAL IMPACT

o       Critical mass/economies of scale/synergies

o       Complementary skills

        -  Tosco's refining capabilities & C-store expertise

        -  Phillips' branded wholesale skills

        -  Application of Phillips technologies to Tosco system

o       Enhances supply chain flexibility

o       Balances RM&T market portfolio


CREATES A PREMIER DOMESTIC RM&T BUSINESS

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED REFINING


                                                                       Capacity
EAST COAST                                                           -----------
[TOSCO LOGO]    o     Tosco Bayway (NY Harbor)                         275 mbpd
                o     Tosco Trainer (Marcus Hook)                      250 mbpd
                o     Tosco Alliance (New Orleans)                     250 mbpd

MIDWEST / GULF COAST
[TOSCO LOGO]    o     Tosco Wood River (St. Louis)                     295 mbpd
                o     Tosco Alliance (New Orleans)                     250 mbpd
[PHILLIPS LOGO] o     Phillips Sweeny   (Houston)                      205 mbpd
                o     Phillips Borger (near Amarillo, TX)              130 mbpd


WEST COAST
[TOSCO LOGO]    o     Tosco Ferndale (Puget Sound)                      90 mbpd
                o     Tosco Los Angeles Refinery System (2 plants)     150 mbpd
                o     Tosco San Francisco Refinery System (2 plants)   110 mbpd
[PHILLIPS LOGO] o     Phillips Woods Cross (Salt Lake City)             25 mpbd
                                                                       ---
TOTAL                                                                 1710 MBPD

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED MARKETING


o Nation's largest operator of company-controlled convenience stores

o     12,000 branded outlets in 46 states



     [PHOTO OF PHILLIPS BRANDED OUTLET]      [PHOTO OF 76 BRANDED OUTLET]




  [76 LOGO]   [CIRCLE K LOGO]   [PHILLIPS LOGO]   [MOBIL LOGO]   [EXXON LOGO]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED MARKET SHARE
                                   (GASOLINE)


[U.S. MAP CODED TO DENOTE THE FOLLOWING COMBINED MARKET SHARE DATA PER STATE:


                              Combined Market Share

     Less than 5%               5 to 15%                Greater than 15%
     -------------              --------------          ----------------
     Florida                    Alabama                 Arizona
     Kentucky                   Arkansas                California
     Michigan                   Colorado                Hawaii
     Mississippi                Connecticut             Kansas
     North Dakota               Delaware                New Jersey
     Rhode Island               Georgia                 New Mexico
     Wisconsin                  Idaho                   Oklahoma
     Wyoming                    Illinois                Oregon
                                Indiana
                                Iowa
                                Louisiana
                                Maine
                                Maryland
                                Massachusetts
                                Minnesota
                                Missouri
                                Nebraska
                                Nevada
                                New Hampshire
                                New York
                                North Carolina
                                Pennsylvania
                                South Carolina
                                South Dakota
                                Tennessee
                                Texas
                                Utah
                                Vermont
                                Virginia
                                Washington



  [76 LOGO]   [CIRCLE K LOGO]   [PHILLIPS LOGO]   [EXXON LOGO]   [MOBIL LOGO]

]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                              COMBINED REFINING AND
                              TRANSPORTATION ASSETS


[U.S. MAP CODED TO DENOTE THE LOCATIONS OF PHILLIPS AND TOSCO TERMINALS, REFINERIES AND PIPELINES:

PHILLIPS REFINERIES:
        BORGER, TX
        OLD OCEAN, TX
        WOODS CROSS, UT

TOSCO REFINERIES:
        CARSON AND WILMINGTON, CA
        RODEO AND SANTA MARIA, CA
        ROXANA, IL
        BELLE CHASSE, LA
        LINDEN, NJ
        TRAINER, PA
        FERNDALE, WA                              ]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]
                                    SYNERGIES

                               $mm
Corporate Headquarters          80
Business Support                90
Procurement                     30
Supply Optimization             25
Technology Utilization          25
Total                          250

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                           COMBINED INDUSTRY POSITION


[BAR GRAPH DEPICTING THE FOLLOWING 2000 U.S. REFINING CAPACITIES BY COMPANY:


                        2000 U.S. Refining Capacity
  Company                   (Company Estimates)
  -----------------     ---------------------------
   ExxonMobil                      11.7
  -------------------------------------------------
 | Phillips / Tosco                10.3            |
  -------------------------------------------------
   BP                              10.1
  -------------------------------------------------
 | Tosco                            8.1            |
  -------------------------------------------------
   Chevron                          5.8
   Marathon Ashland                 5.6
   Motiva                           5.0
   PDVSA                            4.9
   Sunoco                           4.4
   Valero                           4.3
   Citgo                            3.7
   UDS                              3.5
   Koch                             3.5
   Premcor                          3.2
   Conoco                           3.2
   Equilon                          2.8
   Shell                            2.5
  -------------------------------------------------
 | Phillips                         2.2            |
  -------------------------------------------------
   Williams                         2.1
   Tesoro                           1.6
   Coastal                          1.6                    ]


[BAR GRAPH DEPICTING THE FOLLOWING 1999 GASOLINE MARKET SHARES BY COMPANY:


                        Share of 1999 U.S. Gasoline Sales
  Company                     (Company Estimates)
  -----------------     -------------------------------
   ExxonMobil                      16.00
   BP                              14.36
  -----------------------------------------------------
 | Phillips / Tosco                 9.58               |
  -----------------------------------------------------
   Marathon                         8.24
   Texaco Equilon                   8.22
   Citgo                            7.98
   Chevron                          7.70
  -----------------------------------------------------
 | Tosco                            6.00               |
  -----------------------------------------------------
   Sunoco                           4.45
   Texaco Motiva                    4.35
  -----------------------------------------------------
 | Phillips                         3.58               |
  -----------------------------------------------------
   Conoco                           3.34
   Amerada Hess                     3.28
   Shell                            2.14
   UDS                              1.96                    ]

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                            BUILDING THE NEW PHILLIPS



                                    The Plan

                              ---------------------
                  /  \        \                   /
                /   |  \       \       E&P       /          /  \
              /     |    \      \               /         /      \
            /      CPC     \     \             /        /  |       \
          /         |        \                        /    |DEFS     \
        /           |          \                    /      |           \
           Chevron  | Chemicals   [PHILLIPS LOGO]      GPM | Duke Energy
        \           |         /                      \     |            /
          \         |       /     /            \       \   |          /
            \       |     /      /     RM&T     \        \ |        /
              \     |   /       /                \         \      /
                \   | /        /                  \          \  /
                  \  /         ---- New Company ---
                               \                  /
                                 \    Partner   /
                                   \  Company /
                                     \      /
                                       \  /





                                 The Objectives

        +       Position all business lines to compete and grow
        +       Enhance integration
        +       Improve portfolio balance
        +       Grow E&P
        +       Increase shareholder value

[PHILLIPS LOGO]                                                     [TOSCO LOGO]

                                THE NEW PHILLIPS



                                Plan Implemented

                              ---------------------
                  /  \        \                   /
                /   |  \       \       E&P       /          /  \
              /     |    \      \               /         /      \
            /      CPC     \     \             /        /  |       \
          /         |        \                        /    |DEFS     \
        /           |          \                    /      |           \
           Chevron  | Chemicals   [PHILLIPS LOGO]      GPM | Duke Energy
        \           |         /                      \     |            /
          \         |       /      /            \      \   |          /
            \       |     /       /    RM&T      \       \ |        /
              \     |   /        /                \        \      /
                \   | /         /                  \         \  /
                  \  /          --------------------




                              Objectives Achieved

        +       Positioned all business lines to compete and grow
        +       Enhanced integration
        +       Improved Portfolio balance
        +       E&P growth profile established


                               The New Phillips -
                               Positioned to grow
                           Shareholder value creation

                                 [PHILLIPS LOGO]

THE FOLLOWING IS AN EMPLOYEE COMMUNICATION DISSEMINATED BY PHILLIPS PETROLEUM COMPANY ON FEBRUARY 4, 2001:

To:  All Phillips Employees

In yet another major step in moving forward on our strategic plan, we announced at 3:00 p.m. EST the signing of a definitive agreement for the acquisition of Tosco Corp. The stock transaction gives us the assets and expertise of the country's largest independent refiner and marketer, and at the same time achieves our goals of remaining integrated, balancing our asset portfolio, and improving our financial flexibility.

With this transaction, which is consistent with our strategy to position each of our business lines to profitably compete and grow, we become a premier domestic refiner and marketer with nationwide coverage. We also become the second largest domestic refiner, the third largest U.S. marketer, and the nation's largest operator of company-controlled convenience stores.

Once the transaction is completed, our RM&T combined operations will be headquartered in Tempe, Arizona. R&D activities will continue to be conducted in Bartlesville. Completion of this transaction is anticipated by the end of the third quarter of 2001, following customary regulatory reviews and the approval of both companies' shareholders.

Financially, this acquisition will add to cash flow and will increase earnings. It will not impact the current 2001 capital spending plans, and is not expected to require any asset sales. Additionally, based on current consensus investment community estimates, year-end 2001 net debt-to-capital ratio would be in the range of 37 percent, significantly strengthening our balance sheet. These are very meaningful improvements for a company in our industry.

Besides the operational and financial benefits of this acquisition, we also will increase our employee base with the addition of Tosco personnel - currently numbering about 26,400. I ask you to join me in welcoming them to our Phillips family.

You will undoubtedly have many questions and concerns in the days and weeks ahead. To keep you informed during this period of transition, you will receive updates as important milestones are reached. In the interim, you can read the news release and find additional information about this acquisition on PhilNet. If you have further questions, you can click [INSERT LINK here] to ask them through PhilNet.

We have made great changes in our company in the past year or so. While these changes have been exciting for the company's future, I know the transformation has not been easy. On behalf of the board and the management team, I thank each of you for your hard work and spirit during this time of change. By putting our plan into action, we are creating a winning situation for our employees, our shareholders, our customers and the communities in which we do business.

Throughout this process of change, I encourage you to remain focused on your work and, most importantly, your safety and the safety of others around you.


Sincerely,

Jim Mulva

THE FOLLOWING IS AN EMPLOYEE COMMUNICATION DISSEMINATED BY PHILLIPS PETROLEUM COMPANY ON FEBRUARY 4, 2001:

To All RM&T Employees:

This afternoon, we announced our intention to acquire Tosco. The combination of our outstanding people, assets and technology will make us a premier domestic refiner and marketer with nationwide coverage. We also will become the second largest domestic refiner and the nation's largest operator of company-controlled convenience stores.

The next months will be full of anticipation as we take the necessary steps to complete the deal. Organizations have to be integrated, assets combined, contracts written, and new policies and plans adopted. We will make many new friends in this process. You will find as I have that we have much in common with the employees of Tosco. They have solid values, great ambition and optimism about our future.

We will be transferring the headquarters of our RM&T operations to Tempe, Arizona; however, R&D work will continue to be conducted in Bartlesville.

We will need to roll up our shirt sleeves and begin the process of integrating Tosco's assets into our company, developing organization charts, placing people, writing benefits plans, and so forth. On the issue in which I know you're most interested, let me be very clear: we will handle the job selection process on a fair and transparent basis, and our goal is to place the best people in the jobs necessary for the success of our organization.

Obviously, many announcements on job changes and relocations cannot be made until regulatory and shareholder approvals are secured, but we will do our best to communicate progress at all stages.

During this period of transition, there are a few things we'll all need to do. First, let's remember that safety is our number one priority. Let's stay focused on our day-to-day responsibilities so that no one gets hurt and our plants run safely and reliably. Second, let's remember our customers. Our future success depends on satisfied customers today. Third, I ask your patience as we put our plans in place. Uncertainty is troubling to all of us but is a necessary part of a transition that is as comprehensive as the one we are undertaking. We will do our best to complete the process as soon as possible and to keep you informed as plans progress. Finally, I ask that you take the initiative to get to know the people of Tosco better as you have the opportunity to meet them. We will soon become one and our success will depend in large part on how well we work together.

Regards,
Steve Percy

THE FOLLOWING IS A TRANSCRIPT OF A VIDEO PRESENTATION DISSEMINATED BY PHILLIPS PETROLEUM COMPANY ON FEBRUARY 4, 2001:

Jim Mulva
Chairman & CEO
Phillips Petroleum Company

"With our acquisition of Tosco, along with our existing refining, marketing and transportation business, we've created a premiere refining, marketing and transportation company in the United States. Over the last eighteen months, we've been moving toward aggressively growing and developing each of our business lines. And, along with the Tosco acquisition, and our E&P acquisitions, and our joint ventures in our other business lines, we've effectively transformed the company into a much larger, stronger, major integrated petroleum company. So, we're poised with a new platform for growth. And this will bring tremendous opportunities for the company and great opportunities for our employees worldwide."

                                      ###